Form 58-101F2
Corporate Governance Disclosure
(Venture Issuers)

1.         Board of Directors

The Company’s board of directors (the “Board”) consist of four directors: Slawomir Kownacki, James Carroll, George Pappas, and Andrew H. Burns.

The Board has determined that Slawomir Kownacki qualifies as an “independent” director. The Board has considered the definition of “independent” in section 1.4 of National Instrument 52-110 Audit Committee and determined that Mr. Kownacki has no relationship with the issuer that could be reasonably expected to interfere with his exercise of independent judgment.

The Board considers James Carroll, George Pappas, and Andrew H. Burns to be not “independent” as they are also officers of the Company.

2.         Directorships

None of the Company’s directors are directors of other reporting issuers.

3.         Orientation and Continuing Education

The Company has not developed an official orientation or training program for new directors required. New directors will have the opportunity to become familiar with the Company by meeting with other directors and its officers and employees. Orientation activities will be tailored to the particular needs and expertise of each director and the overall needs of the Board. Additionally, historically board members have been nominated who are familiar with the Company and the nature of its business.

4.         Ethical Business Conduct

The Company has a corporate code of ethics. The Company believes the code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct.

Further, the Company believes that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest help ensure that the Board operates independently of management and in the best interests of the Company.

5.         Nomination of Directors

The Company does not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. The Company does not currently have any specific or minimum criteria for the election of nominees to the board of directors and the Company does not have any specific process or procedure for evaluating such nominees. The Board assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with the board of directors may do so by directing a written request to the Company.

6.         Compensation

The Board conducts reviews with regard to directors' compensation once a year. To make its recommendation on directors' compensation, the Board takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies and aligns the interests of its directors with the return to shareholders. The Board decides the compensation of the Company's officers, based on industry standards and the Company's financial situation.

7.         Other Board Committees

The Board has a Disclosure Committee consisting of the members of the Board. The Disclosure committee charter attached as Schedule “A”.

8.         Assessments

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on the Company’s size, its financial condition, and its stage of development, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis.

Schedule “A”

BIOMASS SECURE POWER CORP.

DISCLOSURE COMMITTEE CHARTER

Disclosure Policy

All financial disclosures made by the Corporation to its security holders or the investment community should (i) be accurate, complete and timely, (ii) fairly present, in all material respects, the Corporation's financial condition, results of operations and cash flows, and (iii) meet any other legal, regulatory or stock exchange requirements.

Committee Purpose

The Corporation's Disclosure Committee (the "Committee") shall assist the Corporation's officer and director (collectively, the "Senior Officers") fulfilling the Corporation's and their responsibilities regarding (i) the identification and disclosure of material information about the Corporation and (ii) the accuracy, completeness and timeliness of the Corporation's financial reports.

Responsibilities

Subject to the supervision and oversight of Senior Officers, the Committee shall be responsible for the following tasks:

-   Review and, as necessary, help revise the Corporation's controls and other procedures ("Disclosure Controls and Procedures") to ensure that (i) information required by the Corporation to be disclosed to the Securities and Exchange Commission (the "SEC"), and other written information that the Corporation will disclose to the public is recorded, processed, summarized and reported accurately and on a timely basis, and (ii) such information is accumulated and communicated to management, including the Senior Officers, as appropriate to allow timely decisions regarding required disclosure.

- Assist in documenting, and monitoring the integrity and evaluating the effectiveness of, the Disclosure Controls and Procedures.

-   Review the Corporation's (i) Annual Report on Form 10-KSB, Quarterly Reports on Form 10-QSB, and Current Reports on Form 8-K, proxy statement, material registration statements, and any other information filed with the SEC (collectively, the "Reports"), (ii) press releases containing financial information, earnings guidance, forward-looking statements, information about material transactions, or other information material to the Corporation's security holders, (iii) correspondence broadly disseminated to shareholders, and (iv) other relevant communications or presentations (collectively, the "Disclosure Statements").

-   Discuss information relative to the Committee's responsibilities and proceedings, including (i) the preparation of the Disclosure Statements and (ii) the evaluation of the effectiveness of the Disclosure Controls and Procedures.

Other Responsibilities

The Committee shall have such other responsibilities, consistent with the Committee's purpose, as any Senior Officer may assign to it from time to time.

Disclosure Control Considerations

The Committee shall base the review and revision of the Disclosure Controls and Procedures on the following factors:

-   Control Environment: The directives of the Board and Audit Committee; the integrity and ethical values of the Corporation's officers and employees, including the "tone at the top"; the Corporation's Code of Conduct; and the philosophy and operating style of management, including how employees are organized and how authority is delegated.

- Risk Assessment: The identification and analysis of relevant risks to achieving the goal of accurate and timely disclosure, forming a basis for determining how the risks should be managed.

- Control Activities: The procedures to ensure that necessary actions are taken to address and handle risks to achievement of objectives.

- Information and Communication: The accumulation, delivery and communication of financial information throughout (i.e., up, down and across) the organization.

-   Monitoring: The assessment of the quality of the financial reporting systems over time through ongoing monitoring and separate evaluations, including through regular management supervision and reporting of deficiencies upstream.

Organization

The members of the Committee will be comprised of the Corporations officer and director.

The Committee may designate two or more individuals, at least one of whom shall be knowledgeable about financial reporting and another about law, who can, acting together, review Disclosure Statements when time does not permit full Committee review.

The Senior Officers at their option may, at any time and from time to time, assume any or all of the responsibilities of the Disclosure Committee identified in this Charter, including, for example, approving Disclosure Statements when time does not permit the full Committee (or the designated individuals) to meet or act.

Chair

The Chief Financial Officer of the Corporation shall act as the Chair of the Committee (unless and until another member of the Committee shall be so appointed by any Senior Officer).

Meetings and Procedures

The Committee shall meet or act as frequently and as formally or informally as circumstances dictate to (i) ensure the accuracy, completeness and timeliness of the Disclosure Statements and (ii) evaluate the Disclosure Controls and Procedures and determine whether any changes to the Disclosure Controls and Procedures are necessary or advisable in connection with the preparation of the Reports or other Disclosure Statements, taking into account developments since the most recent evaluation, including material changes in the Corporation's organization and business lines and any material change in economic or industry conditions.

The Committee shall adopt, whether formally or informally, such procedures as it deems necessary to facilitate the fulfillment of its responsibilities.

Full Access

The Committee shall have full access to all of Corporation's books, records, assets, facilities and personnel, including the internal auditors, in connection with fulfilling its responsibilities.

Charter Review

The Committee shall review and assess this Charter annually, and recommend any proposed changes to the Senior Officers for approval.

Interpretation

Any questions of interpretation regarding this Charter, or the Committee's responsibilities or procedures, shall be determined initially by the Chair and, to the extent necessary, ultimately by the Senior Officers.